SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 14, 2005

JSG FUNDING PLC

(formerly known as MDP Acquisitions plc)
(Translation of registrant’s name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland
Telephone: +353 (1) 202-7000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

2005 Third Quarter Results

3 months ended September 30, 2005

November 9, 2005: JSG Funding plc (‘JSG’ or the ‘Group’) today announced results for the 3 months ended September 30, 2005.

	3Q ‘05	3Q ‘04	Change %	3Q ‘05	2Q ‘05	Change %	9 months to Sep 30, ‘05	9 months to Sep 30, ‘04	Change %
	€ M	€ M		€ M	€ M		€ M	€ M

Net sales - continuing	1,045	1,057	(1)%	1,045	1,085	(4)%	3,168	3,210	(1)%

EBITDA - continuing *	113	128	(12)%	113	128	(12)%	350	384	(9)%

EBITDA Margin - continuing *	10.8%	12.1%	(11)%	10.8%	11.8%	(9)%	11.1%	12.0%	(7)%

* Pre-exceptional EBITDA of subsidiaries only. Continuing operations exclude Munksjö’s operations and The K Club.

Net Sales	1,045	1,186	(12)%	1,045	1,097	(5)%	3,194	3,613	(12)%

EBITDA *	113	146	(23)%	113	129	(13)%	351	446	(21)%

EBITDA Margin *	10.8%	12.3%	(12)%	10.8%	11.8%	(9)%	11.0%	12.4%	(11)%

* Pre-exceptional EBITDA of subsidiaries only

Free cash flow	55	82	(33)%	55	13	323%	35	165	(79)%

Net debt at period end (including capital leases)	2,440	2,991	(18)%	2,440	2,499	(2)%	2,440	2,991	(18)%

Third Quarter, 2005: Summary

JSG’s financial performance, for the third quarter, reflects the ongoing difficult product market conditions in Europe that have continued through the year. Within the quarter, product pricing declined as a consequence of the combined impact of general economic weakness and the relative strength of the euro. Moreover, new recycled containerboard capacity, introduced in 2005, has added to an already weak operating environment. Looking forward, product price increases, for both kraftliner and recycled containerboard grades, have been announced for the fourth quarter. These announced increases reflect, in part, rising input costs and modestly improving market conditions in some European product markets.

JSG continues to benefit from its balanced geographic exposure. Latin America reported another solid financial performance for the third quarter. Following record results in 2004, Latin America continues to perform strongly, although its year-on-year comparisons are now becoming tougher. In particular, Mexico, JSG’s largest country of operation in this region, is reporting reduced growth and is being negatively impacted by rising input costs.

JSG remains focused on cash flow generation and managing the factors it can control. In the context of a weak operating environment, JSG reduced debt by €59 million in the third quarter.

Third Quarter, 2005: Year-on-year performance

Third quarter net sales of €1,045 million declined 12% on the third quarter of 2004 levels. Excluding the impact of disposals (principally Munksjö), third quarter continuing net sales of €1,045 million declined just 1% on the third quarter of 2004.

Third quarter EBITDA, before exceptional items, of €113 million declined 23% against €146 million in the third quarter of 2004.  Excluding the impact of disposals (principally Munksjö), the decline in continuing EBITDA, before exceptional items, was approximately €15 million or 12% compared to €128 million in the third quarter of 2004. 2005 third quarter continuing EBITDA represents a margin on net sales of 10.8% compared to 12.1% in 2004, a relative decline common within the industry.

Third Quarter, 2005: Quarter-on-quarter performance

Third quarter continuing net sales of €1,045 million declined 4% on the second quarter of 2005. Third quarter continuing EBITDA, before exceptional items, of €113 million declined 12% against €128 million in the second quarter of 2005 representing a margin on net sales of 10.8% and 11.8% respectively.  This mainly reflected the reduction in paper prices which occurred in July and August.

Third Quarter, 2005: Summary Cash Flows & Capital Structure

Free cash flow, for the third quarter, of €55 million compares to €82 million in the same period in 2004. The decrease reflects the lower EBITDA figure, as well as a tax outflow in 2005 compared to a tax inflow in 2004 when JSG benefited from Dutch tax refunds, partially offset by reduced capital expenditure.

Net borrowing at September 30, 2005 was €2,425 million a decrease of €58 million (€59 million including capital leases) from June 30 levels of €2,483 million.  Debt reduction comprises the operating surplus of €55 million and a financing and investment surplus of €5 million offset by a negative currency adjustment of €2 million. Net borrowing at September 30, 2005 was €2,440 million (including €15 million capital leases) a decrease of €59 million from June 30 levels of €2,499 million (including €16 million capital leases). Net debt to capitalisation was 75.3% at September 30, 2005 compared to 75.7% at June 30, 2005 and 77.0% at and December 2004.

If the new PIK notes in JSG Holdings are included together with net cash in the companies above JSG Funding, the total net borrowing at the level of JSG Packaging is € 2,793 million at September 2005.

First 9 Months 2005: Year-on-year performance

Net sales for the first nine months of 2005 of €3,194 million decreased 12% against €3,613 million in the same period of 2004. Excluding the impact of disposals during the first nine months of 2005, which principally comprised Munksjö’s specialty paper and tissue assets, continuing net sales, for the first nine months of 2005, of €3,168 million decreased just 1% against €3,210 million in 2004.

EBITDA, before exceptional items of €351 million, for the first nine months, decreased 21% against €446 million in the same period of 2004 representing a margin on net sales of 11.0% and 12.4% respectively. Continuing EBITDA, before exceptional items, of €350 million, for the first nine months, decreased 9% against €384 million in 2004 representing a margin on net sales of 11.1% and 12.0% respectively.

Product Market Overview

Europe

JSG’s financial performance, for the third quarter, reflects a continuation of difficult product market conditions in Europe that have continued throughout the year. Within the quarter, product pricing declined as a consequence of the supply/demand imbalance in the industry. On the demand side, the combined impact of general economic weakness and the relative strength of the euro affected the industry both directly and indirectly through the relative weakness of the manufacturing sector of the European economy. On the supply side, new recycled containerboard capacity, introduced in 2005, has continued to add pressure to an already weak operating environment.

JSG’s kraftliner volumes increased 2% on the third quarter of 2004. The increase in kraftliner volumes year-on-year reflects the underlying increase in the corrugated sales. Product prices remain below third quarter 2004 levels while input costs continue to rise. A kraftliner price increase of €50 per tonne, to recover rising input costs, has been announced for the fourth quarter.

JSG’s recycled containerboard volumes declined 3% on the third quarter of 2004. This decline includes the impact of the closure of JSG’s Cordoba and Clonskeagh mills and the sale of JSG’s Voghera mill with an aggregate capacity of 160,000 tonnes. Excluding the impact of closed and disposed mills, recycled containerboard volumes increased 2% on 2004 levels, in line with kraftliner and corrugated growth.  Recycled containerboard prices continued to decline during the third quarter despite a rising input cost environment. Prices remain below 2004 levels. The product price environment reflects weak demand and, in particular, the effect of new recycled capacity growth. Announcements of the rationalisation of European recycled capacity are positive given the extent of new capacity additions in 2005. A recycled containerboard price increase of €50 per tonne, reflecting rising input costs, has been announced for the fourth quarter.

European corrugated volumes, which are effectively the driver of kraftliner and recycled containerboard volumes, increased 1% in the third quarter of 2005 on 2004 levels. Excluding the UK, where JSG closed one facility, corrugated volumes increased 2% year-on-year. Product market conditions have improved in some European economies, in particular Germany, Holland and the Nordic countries. The French market remains flat year-on-year. Growth in Spain and Italy are at or below the average for the Group. JSG experienced significant growth in its Polish business following investment in the corrugated operation. However, we are not, as yet, seeing a broad-based improvement in demand in Europe. Corrugated prices remained relatively stable during the third quarter. JSG’s corrugated operations benefited from weak containerboard prices, during the third quarter, which helped protect margins despite challenging market conditions. It is likely that rising paper prices, during the fourth quarter, could impact corrugated margins in the near-term.

Latin America

JSG continues to benefit from its balanced geographic exposure. Latin America reported another solid financial performance for the third quarter, with EBITDA in line with the prior year, despite record results in 2004. However, its year-on-year comparisons are now becoming tougher. In the third quarter, containerboard and corrugated volumes in the region, increased 4% and 9% respectively on 2004 levels. Excluding the impact of JSG’s new corrugated facility in Chile, corrugated volumes increased 7% on 2004 levels.

In Mexico, JSG’s largest country of operation in the region, economic growth is slowing. Performance is also being negatively impacted by rising input costs. Containerboard and corrugated volumes both increased just 1% during the third quarter on 2004 levels.

In Colombia the economy remains relatively strong and continues to benefit from export led growth, despite the strengthened peso. Colombian containerboard and corrugated volumes increased 2% and 6% respectively in the third quarter on 2004 levels.

In Venezuela, despite the socio-political challenges, the economic environment remains positive. Third quarter volumes in containerboard and corrugated increased 1% and 16% on 2004 levels respectively, with containerboard growth limited by mill capacity. JSG’s financial performance in 2005, relative to 2004, is, however, impacted by the increasing openness of the economy (and consequently increasing imports) and the devaluation of the Bolivar.

Argentina is continuing to perform reasonably well and economic recovery is expected to continue in the near-term. Third quarter volumes, in both containerboard and corrugated, increased 20% on 2004 levels.  Rising input and paper prices, however, have eroded product margins and impacted the performance during the third quarter.

Third Quarter, 2005: Cash Flows & Capital Structure

Free cash flow, for the third quarter, of €55 million compares to €82 million in the same period in 2004. The decrease reflects the lower level of earnings in 2005 coupled with lower add-backs for goodwill amortization, non-cash interest, higher tax payments (where 2004 benefited from exceptional tax refunds) and a lower working capital inflow. Capital expenditure, however, was considerably lower in 2005.

Primarily as a result of the phasing of expenditure during the year, capital expenditure at €60 million in 2004 was significantly higher than 2005’s €33 million. For the nine months to September 2005, however, capital expenditure at €116 million represented 67% of depreciation compared to 70% in the same period last year with the reduction in the absolute amount reflecting mainly the absence in 2005 of Munksjö’s specialty operations.

Our depreciation and goodwill amortization charges, for the third quarter of 2005, reflected an adjustment to the balances determined by the fair value exercise following the privatization of the Group in 2002. As a result, the goodwill amortization charge in the quarter was significantly reduced while the depreciation charge was increased, thereby masking the impact of the absence of Munksjö’s specialty operations in 2005.

Working capital decreased by €39 million to €310 million in the third quarter reflecting lower debtors and stocks offset by lower creditors. This represented 7.4% of annualised net sales compared to 8.7% in the same period in 2004. While working capital levels have been reduced since privatization, we believe that there is limited scope for further reduction.

In the third quarter of 2004, JSG reported an inflow in respect of tax as a result of receiving refunds of almost €15 million in Holland under the Bosal judgment. Without these refunds, tax payments in 2004 would have been approximately €12 million compared to €13 million in the third quarter of 2005.

Cash flows from financing and investment activity were €5 million in the third quarter and reflect a cash transfer from the newcos following the sale of the Pomona newsprint mill.

Free cash flow of €55 million and the financing and investment surplus result in a net cash inflow of €60 million for the third quarter compared to €81 million in 2004. The surplus was offset by a negative currency adjustment of €2 million resulting in a reduction of €58 million in net debt (excluding capital leases).

Net borrowing at September 30 was approximately €2,425 million (€2,440 including capital leases) compared to €2,483 million (€2,499 million including capital leases) at June 2005.

Summary cash flows for the third quarter and first nine months of 2005 are set out in the following table.

	3 months to	3 months to	9 months to	9 months to
	Sep 30, 2005	Sep 30, 2004	Sep 30, 2005	Sep 30, 2004
	€ Million	€ Million	€ Million	€ Million

(Loss) / profit before tax - subsidiaries	(9)	(4)	(66)	7
Exceptional items	(3)	—	(44)	(15)
Depreciation & depletion	65	67	175	202
Goodwill amortization	1	10	19	31
Non cash interest expense	3	15	43	46
Refinancing costs	—	—	53	—
Working capital change	39	48	7	31
Capital expenditure	(33)	(60)	(116)	(141)
Change in capital creditors	(1)	6	(11)	(7)
Sales of fixed assets	—	1	10	23
Tax paid	(13)	3	(33)	(20)
Dividends from associates	—	—	3	3
Other	6	(4)	(5)	5
Free cash flow	55	82	35	165

Investments	—	—	(2)	(5)
Sale of businesses and investments	1	—	325	—
Dividends paid to minorities	—	—	(5)	(5)
Debt issue costs	(2)	(3)	(10)	(3)
Transaction fees	—	—	—	(2)
Transfer of cash from affiliates	6	2	11	13
Refinancing costs	—	—	(53)	—
Net cash inflow	60	81	301	163

Net (debt) disposed	—	—	(4)	—
Munksjö inter-company debt repaid	—	—	157	—
K Club inter-company debt repaid	—	—	92	—
Non-cash interest accrued	—	(11)	(12)	(33)
Currency translation adjustments	(2)	12	(64)	(20)

Decrease in net borrowing (excluding leases)	€58	€82	€470	€110

Performance Review and Outlook

Gary McGann, JSG CEO, commented “While there are initial indications of improved industry conditions across Europe, it is still a market characterized by excess industry capacity. It is likely to stay that way unless there is either a sustained improvement in demand or industry-wide recognition that difficult market conditions necessitate rational capacity decisions. Indeed, the announced price increases do not fully recover the significant increase in input costs.

While JSG’s financial performance shows a continuation of these difficult product market conditions in Europe, it also reflects another solid contribution from our Latin American operations. A continued focus on reduced operating cost and increased efficiency is also shown in further progress against the financial objective of debt pay down.”

Website access to reports

The Registrant’s annual report on Form 20-F, current reports on Form 6-K and all amendments to those reports are made available free of charge through the Registrant’s website (www.smurfit-group.com) as soon as practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

Contacts				Information

Gary McGann	Chief Executive Officer	Jefferson Smurfit Group	+353 1 202 7000	Beech Hill, Clonskeagh
Tony Smurfit	President & COO	Jefferson Smurfit Group	+353 1 202 7000	Dublin 4
Ian Curley	Finance Director	Jefferson Smurfit Group	+353 1 202 7000	Ireland
Brian Bell		WHPR	+353 87 243 6130	Ph +353 1 202 7000
Mark Kenny		K Capital Source	+353 1 631 5500	smurfit@kcapitalsource.com

JSG Funding plc

Summary Group Profit and Loss Accounts

	3 months to	3 months to	9 months to	9 months to
	Sep 30, 2005	Sep 30, 2004	Sep 30, 2005	Sep 30, 2004
	€000	€000	€000	€000
Turnover
Continuing operations	1,045,326	1,057,228	3,168,401	3,209,608
Discontinued operations	—	129,121	25,205	402,897
	1,045,326	1,186,349	3,193,606	3,612,505
Cost of sales	761,324	864,000	2,317,649	2,611,809
Gross profit	284,002	322,349	875,957	1,000,696
Net operating expenses	233,424	249,080	709,161	775,050
Reorganization and restructuring costs	1,775	3,026	13,567	8,681
Operating profit subsidiaries
Continuing operations	48,803	58,014	154,985	171,885
Discontinued operations	—	12,229	(1,756)	45,080
	48,803	70,243	153,229	216,965
Share of associates’ operating profit	1,400	3,017	4,898	9,040
Total operating profit	50,203	73,260	158,127	226,005

Profit on sale of operations	1,173	—	46,497	15,072

Interest income	1,157	1,233	6,281	5,124
Interest expense	(56,860)	(72,301)	(181,452)	(218,553)
Loss from early extinguishment of debt	—	—	(80,434)	—
Share of associates’ net interest	(251)	(468)	(830)	(970)
	(55,954)	(71,536)	(256,435)	(214,399)

Other financial expense	(3,214)	(3,751)	(9,745)	(11,710)

(Loss) / profit before taxation	(7,792)	(2,027)	(61,556)	14,968
Taxation
Group	7,761	4,423	26,718	27,072
Share of associates	543	822	1,142	1,720
	8,304	5,245	27,860	28,792

(Loss) after taxation	(16,096)	(7,272)	(89,416)	(13,824)
Equity minority interests	4,062	3,992	9,383	11,115
(Net loss)	€(20,158)	€(11,264)	€(98,799)	€(24,939)

Companies (Amendment) Act, 1986

The financial statements included in this report do not comprise ‘full group accounts’ within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group accounts would have to comply with the disclosure and other requirements of those Regulations. Full group accounts for the year ended December 31, 2004 have received an unqualified audit report and have been filed with the Irish Registrar of Companies.

JSG Funding plc

Segmental Analyses

Sales - third party

	3 months to	3 months to	9 months to	9 months to
	Sep 30, 2005	Sep 30, 2004	Sep 30, 2005	Sep 30, 2004
	€000	€000	€000	€000

Packaging	721,644	751,986	2,245,148	2,321,258
Specialities	117,329	256,080	365,549	771,464
Europe	838,973	1,008,066	2,610,697	3,092,722

Latin America	206,353	178,283	582,909	519,783
	€1,045,326	€1,186,349	€3,193,606	€3,612,505

(Loss) / profit before taxation

	3 months to	3 months to	9 months to	9 months to
	Sep 30, 2005	Sep 30, 2004	Sep 30, 2005	Sep 30, 2004
	€000	€000	€000	€000

Packaging	14,499	29,888	83,927	103,781
Specialties	11,799	25,712	26,725	74,770
Associates	1,728	2,351	4,543	7,057
Europe	28,026	57,951	115,195	185,608

Packaging	30,028	30,102	86,277	87,873
Associates	(328)	666	355	1,983
Latin America	29,700	30,768	86,632	89,856

Centre costs	(8,088)	(6,672)	(20,955)	(21,737)

Profit before goodwill amortization, interest and exceptional items	49,638	82,047	180,872	253,727
Goodwill amortization	(874)	(9,512)	(18,923)	(30,751)
Group net interest	(55,703)	(71,068)	(175,171)	(213,429)
Loss from early extinguishment of debt	—	—	(80,434)	—
Share of associates’ net interest	(251)	(468)	(830)	(970)

(Loss) / profit before exceptional items	(7,190)	999	(94,486)	8,577

Reorganization and restructuring costs	(1,775)	(3,026)	(13,567)	(8,681)
Profit on the sale of assets and businesses	1,173	—	46,497	15,072
(Loss) / profit before taxation	€(7,792)	€(2,027)	€(61,556)	€14,968

JSG Funding plc

Summary Group Balance Sheets

	Sep 30, 2005	Sep 30, 2004
	€000	€000
Assets Employed
Fixed Assets
Intangible assets	1,303,130	1,414,578
Tangible assets	1,944,215	2,380,458
Financial assets	83,548	82,433
	3,330,893	3,877,469

Current Assets
Stocks	390,290	474,169
Debtors	875,620	965,649
Amounts due by affiliates	399	351
Amounts due by affiliates after more than one year	261,107	270,267
Cash at bank and in hand	141,089	201,181
	1,668,505	1,911,617
Creditors (amounts falling due within one year)	1,068,296	1,189,314
Net current assets	600,209	722,303
Total assets less current liabilities	€3,931,102	€4,599,772

Financed by
Creditors (amounts falling due after more than one year)	2,444,313	3,010,336
Government grants	13,050	15,070
Provisions for liabilities and charges	186,002	232,169
Pension liabilities (net of deferred tax)	356,511	367,112
	2,999,876	3,624,687

Capital and Reserves
Called up share capital	40	40
Other reserves	935,363	923,964
Profit and loss account	(136,681)	(68,935)
Group shareholders’ funds (equity interests)	798,722	855,069

Minority interests (equity interests)	132,504	120,016
	931,226	975,085
	€3,931,102	€4,599,772

JSG Funding plc

Statement of Total Recognized Gains and Losses

	9 months to	9 months to
	Sep 30, 2005	Sep 30, 2004
	€000	€000
(Loss) for the period
• Group	(99,855)	(27,139)
• Associates	1,056	2,200
	(98,799)	(24,939)

Translation adjustments on foreign currency net investments
• Group	(10,639)	(6,816)

Actuarial gain / (loss) recognized in retirement benefits schemes	39,270	(8,532)
Minority share of actuarial (loss)	(211)	—

Total recognized gains and losses relating to the period
• Group	(71,435)	(42,487)
• Associates	1,056	2,200
	€(70,379)	€(40,287)

Reconciliation of Movements in Shareholders’ Funds

	9 months to	12 Months to
	Sep 30, 2005	Dec 31, 2004
	€000	€000

At beginning of year	869,101	895,356
(Loss) for the period	(98,799)	(34,489)
Actuarial gain / (loss) recognized in retirement benefit schemes	39,270	(6,988)
Minority share of actuarial (loss)	(211)	—
Translation adjustments on foreign currency net investments	(10,639)	15,222
At end of period	€798,722	€869,101

Reconciliation of net losses to EBITDA, before exceptional items

	3 months to	3 months to	9 months to	9 months to
	Sep 30, 2005	Sep 30, 2004	Sep 30, 2005	Sep 30, 2004
	€000	€000	€000	€000

Net losses	(20,158)	(11,264)	(98,799)	(24,939)
Equity minority interests	4,062	3,992	9,383	11,115
Taxation	8,304	5,245	27,860	28,792
Share of associates’ operating profit	(1,400)	(3,017)	(4,898)	(9,040)
Profit on sale of assets and operations - subsidiaries	(1,173)	—	(46,497)	(15,072)
Reorganization and restructuring costs	1,775	3,026	13,567	8,681
Total net interest	55,954	71,536	256,435	214,399
Depreciation, depletion and amortization	65,208	76,491	193,457	232,397
EBITDA before exceptional items	€112,572	€146,009	€350,508	€446,333

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JSG FUNDING PLC

Date: November 14, 2005	By:	/s/ IAN J. CURLEY
Ian J. Curley Director and Chief Financial Officer